PACIFIC RIM MINING CORP.

(an exploration stage enterprise)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED JULY 31, 2013 and 2012

Expressed in US Funds

(Unaudited – Prepared by Management)

Reader’s Note:

These unaudited interim consolidated financial statements for the three months ended July 31, 2013 of Pacific Rim Mining Corp. (“the Company”) have been prepared by management and have not been reviewed by the Company’s auditors.

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Interim Consolidated Statements of Financial Position
In thousands of U.S. Dollars
Unaudited – Prepared by Management

	July 31,	April 30,
ASSETS	2013	2013
Current Assets
Cash and cash equivalents	$465	$914
Short-term investments	-	496
Receivables and prepaids	128	104
	593	1,514

Equipment	16	18
Resource property costs (Note 3)	5,454	5,454
Restricted Cash	24	24
	$6,087	$7,010

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (Note 6)	$1,676	$1,979
	1,676	1,979

SHAREHOLDERS’ EQUITY
Share Capital (Note 5)	94,312	94,312
Contributed Surplus	5,254	5,214
Deficit	(95,155)	(94,495)
	4,411	5,031

	$6,087	$7,010
Nature of Operations and Going Concern (Note 1)
Measurement Uncertainty (Note 3 (a))
Contingency (Note 7)

APPROVED BY THE BOARD OF DIRECTORS:

signed “Thomas Shrake”, Director

signed “David K. Fagin”, Director

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Interim Consolidated Statements of Loss and Comprehensive Loss
For the Three Months Ended July 31
In thousands of U.S. Dollars, except for per share amounts
Unaudited – Prepared by Management

	2013	2012

Expenses

Exploration	$259	$305
Stock based compensation (Note 5)	40	59
General and administrative	92	124
Salaries & benefits	96	103
Professional services	75	52
Depreciation	2	1
International arbitration (Note 7(a))	116	55
Other income	(37)	(20)
Operating loss	643	679

Other income and expense
Gains on derivative liability (Note 4)	-	(135)
Foreign exchange gain (loss)	18	15
Finance income	(1)	(1)

Net Loss and Comprehensive Loss for the Period	$(660)	$(558)

Loss Per Share – Basic and Diluted	$(0.00)	$(0.00)

Weighted Average Number of Shares Outstanding	210,951,708	168,656,056

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Interim Consolidated Statements of Shareholders’ Equity
In thousands of U.S. Dollars

	Share Capital		Share Capital	Contributed	Accumulated
	Common Shares		Subscribed	Surplus	Deficit	Total
	Number	$	$	$	$	$
Balance – April 30, 2012	168,601,708	90,058	-	4,853	(89,815)	5,096
Shares issued for property	200,000	19	-	-	-	19
Stock-based compensation	-	-	-	59	-	59
Loss for the period	-	-	-	-	(558)	(558)
Balance – July 31, 2012	168,801,708	90,077	-	4,912	(90,373)	4,616
Private placement
- Shares issued for cash	42,150,000	4,271	-	-	-	4,271
- Share issuance costs	-	(36)	-	-	-	(36)
Stock-based compensation	-	-	-	302	-	302
Loss for the year	-	-	-	-	(4,122)	(4,122)
Balance – April 30, 2013	210,951,708	94,312	-	5,214	(94,495)	5,031
Stock-based compensation	-	-	-	40	-	40
Loss for the period	-	-	-	-	(660)	(660)
Balance – July 31, 2013	210,951,708	94,312	-	5,254	(95,155)	4,411

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
(an exploration stage enterprise)
Interim Consolidated Statements of Cash Flows
For the Three Months Ended July 31
In thousands of U.S. Dollars

	2013	2012
Operating Activities
Net loss for the year	$(660)	$(558)
Items not affecting cash:
Depreciation	2	1
Non-cash finance income	(1)	(1)
Gain on derivative warrant liability	-	(135)
Foreign exchange loss (gain)	18	17
Stock-based compensation	40	59
	(601)	(617)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	(303)	(23)
Receivables, deposits and prepaids	(28)	(29)
Finance income received	5	1
Cash Flow Used for Operating Activities	(927)	(668)

Investing Activities
Short term investment redemption	481	441
Cash Flow Provided by Investing Activities	481	441

Effect of exchange rate change on cash and cash equivalents	(3)	(3)

Change in Cash	(449)	(230)

Cash – Beginning of Period	914	816

Cash – End of Period	$465	$586

Schedule of non-cash financing transactions:
Fair value of shares issued for property	$-	$19

- The accompanying notes are an integral part of these consolidated financial statements -

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2013 and 2012
In U.S. dollars

1.	Nature of Operations and Going Concern

Pacific Rim Mining Corporation (“Pacific Rim” or the “Company”) is involved in the exploration and development of gold properties. The Company is a public company with shares listed on the TSX Exchange and the PFRMF on OTCQX. The head office, principal address and records office of the Company are located at 625 Howe Street, Suite 1050, Vancouver, British Columbia, Canada, V6C 2T6.

The Company owns a 100% interest in the mineral property known as El Dorado and certain other exploration licenses located in El Salvador and carries out other exploration activities in the United States and Central America.

The Company has not yet determined whether any of its exploration properties contain mineral deposits that are economically recoverable. The recoverability of any amounts capitalized for Mining Property Acquisition costs in El Salvador is dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to obtain the necessary financing and permitting to complete the exploration and development of its exploration properties, and upon future profitable production or proceeds from the disposition of its properties.

Going Concern

While these consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are events and conditions that raise substantial doubt on the validity of that assumption. During the three months ended July 31, 2013, the Company had a loss of $0.7 million and as at July 31, 2013 had an accumulated deficit of $95.2 million and a working capital deficiency of $1.1 million. The Company will require additional funding to maintain its ongoing exploration programs and property commitments, for administrative purposes and for the arbitration and legal costs related to the case under the El Salvador’s Foreign Investment Law (“Investment Law”) between the Company and the Government of El Salvador, which is being administered by the Centre for Settlement of Investment Disputes (“ICSID”). The legal and arbitration costs for the case are substantial (Note 9(a)).

While the Company has been successful in obtaining funding in the past, there is no assurance that sufficient funds will be available on favourable terms to the Company in the future. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company anticipates that it will require additional financing through, but not limited to, the issuance of additional equity in order to fund its ongoing exploration and case costs. There can be no assurance the Company will be successful in this endeavour.

These consolidated financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2013 and 2012
In U.S. dollars

2.	Basis of Preparation

The interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended April 30, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

The following standards became effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company adopted these standards May 1, 2013 and they did not have a material impact on its consolidated financial statements.

a)

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and will supersede the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”).

	b)	IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and will supersede existing IAS 31, Joint Ventures (“IAS 31”).

c)

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

d)

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement.

e)

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future.

f)

IFRIC 20, Stripping Costs in the Production Phase of a Mine (“IFRIC 20”) was issued in October 2011. This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods.

The Board of Directors approved the consolidated financial statements on September 10, 2013.

All dollar amounts are presented in US dollars unless otherwise specified.

3.	Resource Property Costs

a)	El Dorado

	In Thousands
	July 31,	April 30,
	2013	2013

Mining Property Acquisition Costs – El Dorado	$5,454	$5,454

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2013 and 2012
In U.S. dollars

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. El Dorado is subject to a 3% net smelter return royalty. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

As of July 31, 2013, the Company has spent a cumulative total of $55.3 million in El Salvador relating to exploration. Of this amount $41.7 million has been sent directly to its wholly owned subsidiary, Pacific Rim El Salvador, S.A. De C.V.

An Environmental Impact Study has been submitted to governmental authorities for their consideration and requires approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area. In meeting its responsibilities, a mine design for the Company’s El Dorado gold project was submitted to the Government of El Salvador in its final form in October 2006. The issuance of the permit remains outstanding and consequently the Company has sought a legal remedy to secure its right to develop the El Dorado project.

On April 30, 2009 Pac Rim Cayman LLC, a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. filed international arbitration proceedings against the Government of El Salvador (“GOES”) under CAFTA and the Investment Law in its own name and on behalf of its three wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable and Dorado Exploraciones, Sociedad Anónima de Capital Variable. The arbitration is administered under the Convention on the Settlement of Investment Disputes Between States and Nationals of Other States and under the Rules of Procedure for Arbitration Proceedings of the ICSID. ICSID is an affiliate of the World Bank and is headquartered in Washington, D.C.

On May 31, and June 1, 2010, hearings on a preliminary objection filed by the GOES, which sought to dispose of nearly all of the claims brought by PacRim against the GOES under CAFTA and the Investment Law of El Salvador (“Investment Law”), were held. On August 2, 2010 the ICSID tribunal panel that is hearing the investment claims of PacRim against the GOES, and that presided over the Preliminary Objection hearings, ruled in favour of PacRim, rejecting all of the arguments made by the GOES in its Preliminary Objection.

Between May 2 and 4, 2011, hearings on a jurisdiction objection filed by the GOES in relation to PacRim’s action under CAFTA and the Investment Law took place at the ICSID headquarters in Washington, DC. The purpose of these objection hearings was for the ICSID Tribunal to hear objections filed by the GOES in August 2010 wherein the GOES asserted that ICSID did not have jurisdiction to hear PacRim's claims under CAFTA or the Investment Law based largely on timing and nationality issues. On June 1, 2012, the ICSID Tribunal issued its ruling on the Jurisdiction Objections and determined that PacRim’s Arbitration claim would proceed. The Tribunal confirmed ICSID (at the World Bank) has jurisdiction to hear PacRim’s claims under the Investment Law, but not under CAFTA. Accordingly, the Arbitration claim can and will proceed under the Investment Law alone. ICSID, a branch of the World Bank, will continue to adjudicate the case at its headquarters in Washington, DC.

The Company is unable to determine an outcome of its international arbitration proceedings against the GOES under the Investment Law. As at July 31, 2013, the Company has now incurred $6.4 million relating to the arbitration proceedings.

Measurement uncertainty (Note 7):

The Company’s activities in El Salvador are subject to the effects of changes in legal, tax and regulatory regimes, national and local political issues, labour and economic developments and government bureaucracy. The Company has experienced lengthy delays in the processing of the El Dorado exploitation concession application and has commenced a legal claim under the Investment Law as noted above. In addition, because of the Investment Law dispute, the Company has not had the ability to confirm or renew its exploration licences as a result of the claims that are under the Investment Law arbitration. If the Company is unsuccessful in obtaining a permit for El Dorado or in its Investment Law claim, or is impacted by other factors beyond the control of the Company, this would adversely impact operations in El Salvador or result in the impairment of the El Dorado property in the future; such impairment could be material.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2013 and 2012
In U.S. dollars

b)	Other El Salvador Properties

By agreement dated February 6, 2006, the Company agreed to acquire from a consortium of private companies a 100% interest in an El Salvador exploration concession to be known as the Zamora property. Upon TSX approval of the original agreement, the Company was required to make a payment of 50,000 shares (issued). The agreement was amended in September 2006 to include the acquisition of a 100% interest in the Cerro Colorado claims while maintaining the provisions in the agreement for the Company’s acquisition of the Zamora claims. The agreement was amended in February 2010 to adjust the fourth anniversary payment date to be the earlier of the date the Company receives confirmation that the Government of the Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015. Under the terms of the amended agreement, the Company maintains an option to purchase the exploration concessions by making advance royalty payments as follows:

Upon TSX approval of the agreement:	100,000 shares plus 100,000 warrants of the Company (issued)
Advance payments:	The greater of:
First anniversary (shares issued)	100,000 shares or $100,000 in shares of the Company
Second anniversary (shares issued)	140,000 shares or $140,000 in shares of the Company
Third anniversary (shares issued)	200,000 shares or $200,000 in shares of the Company
Fourth payment - Payment date is earlier of the date the Company receives confirmation that the Government of the Republic of El Salvador has granted a mining exploitation concession for the El Dorado Project and February 11, 2015	300,000 shares or $300,000 in shares of the Company
Fifth payment – due on anniversary of fourth payment per February 2010 amended agreement and subsequent anniversaries	400,000 shares or $400,000 in shares of the Company

The advance royalty payments will continue until production is achieved or the exploration concessions expire. Title to 100% of the Cerro Colorado and Zamora claims will be transferred to the Company at such time as a positive production decision is made by the Company. Upon achievement of commercial production from the Cerro Colorado or Zamora claims, the vendor will receive a 3% net smelter royalty to a maximum purchase price of $10 million (inclusive of the value of the advance royalty payments made).

The Company has also staked other mining projects, including the Santa Rita project, located in El Salvador.

c)	Hog Ranch, Nevada, USA

In 2011, the Company, through its US subsidiary Pacific Rim Exploration Ltd. (“PREx”), signed a Definitive Agreement with ICN Resources Ltd. (“ICN”) and Washoe Gold Inc. (“WGI”) to acquire a 65% interest in the Hog Ranch Property located in Washoe County, Nevada.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2013 and 2012
In U.S. dollars

The Company, at its option, was required to spend an aggregate of $8 million in exploration expenditures and to issue an aggregate of one million common shares of Pacific Rim.

The Company decided not to proceed further with the Hog Ranch option agreement. The acquisition costs of $0.06 million were written off during the year ended April 30, 2013.

4.	Derivative Warrant

Warrants issued in a private placement that had an exercise price denominated in a currency other than the Company’s functional currency met the definition of a derivative liability and were recorded as a financial liability and were carried at fair value each period. The warrants issued in the January 2010, October 2010 and May 2011 private placements had an exercise price denominated in Canadian dollars, which is not the Company’s functional currency. As a result, the warrants did not meet the definition of an equity instrument and were recorded at fair value as a derivative liability, with the difference between the fair value and the carrying value being recognized in equity. Subsequent changes in the fair value of the warrants were recognized as gains or losses in the Statement of Income (Loss) and Comprehensive Income (Loss) until they were fully exercised or expired. Of the 9,633,100 warrants outstanding at April 30, 2013, 8,800,000 were classified as a financial liability and were marked to market each period. These warrants were not in the money and were valued at Nil as of April 30, 2013 and expired during the three months ended July 31, 2013.

The remaining 833,100 warrants had been issued to agents for services provided for a capital raising transaction and were not classified as a financial liability of the Company because they were accounted for under IFRS 2. The initial fair value of these warrants had been recognized as a share issuance cost and included in contributed surplus.

A summary of the Company’s warrants is as follows:

	Warrants	Weighted Average
	Outstanding	Exercise Price
		(Cdn$)
Balance – April 30, 2012	33,164,100	$0.30
Expired	(23,531,000)	$0.30
Balance – April 30, 2013	9,633,100	$0.30
Expired	(9,633,100)	$0.30
Balance – July 31, 2013	-	-

At July 31, 2013, there were Nil (April 30, 2013 – 9,633,100) warrants outstanding.

The fair value of the warrants had been estimated at April 30 using the Black-Scholes option pricing model with the following weighted average assumptions:

April 30, 2013
Risk-free interest rate	0.97%
Expected dividend yield	NIL
Expected stock price volatility	0%
Expected life in years	0.01 years

Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the assumptions can materially affect the fair value estimate.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2013 and 2012
In U.S. dollars

5.	Share Capital

Common Shares
Authorized: Unlimited number of common shares without par value.

Private Placement Financing
On October 3, 2012, the Company completed a non-brokered private placement with gross proceeds of $4.3 million (Cdn $4.2 million) through the issuance of 42,150,000 common shares. The total share issuance costs relating to this transaction amounted to $36,000.

Stock Options
On August 29, 2006, shareholders adopted an evergreen incentive stock option plan (“2006 Plan”) whereby the maximum number of shares reserved for grant to Eligible Parties under the 2006 Plan is equal to 10% of the number of shares outstanding at the time of the grant.

a)	Current options details are as follows:

		Weighted Average
		Exercise Price
	Number of Options	(in Cdn $)
Options outstanding at April 30, 2012	12,800,000	$0.27
Granted	3,660,000	$0.11
Expired	(1,200,000)	$1.13
Options outstanding at April 30, 2012	15,260,000	$0.17
Forfeited	(78,333)	$0.13
Options outstanding at July 31, 2013	15,181,667	$0.17
Options vested as at July 31, 2013	12,090,000	$0.18

b)	Stock options outstanding at the end of July 31, 2013 are as follows:

			Remaining
Options	Options	Price per	contractual life
Outstanding	Exercisable	Share	(years)	Expiry Date
2,555,000	2,555,000	Cdn$0.17	0.67	December 29, 2013
225,000	225,000	Cdn$0.21	1.32	August 25, 2014
30,000	30,000	Cdn$0.29	1.36	September 10, 2014
2,030,000	2,030,000	Cdn$0.21	1.74	January 26, 2015
250,000	250,000	Cdn$0.20	2.11	June 10, 2015
225,000	225,000	Cdn$0.17	2.32	August 25, 2015
2,550,000	2,550,000	Cdn$0.21	2.63	December 16, 2015
100,000	-	Cdn$0.92	2.73	January 23, 2016
225,000	225,000	Cdn$0.19	3.39	September 18,2016
3,131,667	2,106,667	Cdn$0.16	3.42	September 28, 2016
50,000	33,333	Cdn$0.17	3.47	October 16, 2016
200,000	200,000	Cdn$0.13	3.91	March 26, 2017
3,610,000	1,660,000	Cdn$0.11	4.43	October 3, 2017
15,181,667	12,090,000		2.77

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2013 and 2012
In U.S. dollars

c)	Fair value of stock options granted

The 3,660,000 options granted during the year ended April 30, 2013 have been allocated a total fair value of $0.3 million with a weighted average fair value of Cdn$0.08. The allocation of fair value was estimated using the Black-Scholes option pricing model, with the following weighted average assumptions:

	2013	2012
Risk-free interest rate	1.25%	1.31%
Expected dividend yield	NIL	NIL
Expected stock price volatility	109%	104%
Expected life in years	4.13 years	4.52 years

The total stock-based compensation recognized during the three months ended July 31, 2013 was $40,000 (2012 - $59,000) with the offsetting entry to contributed surplus.

Option pricing models require the input of subjective assumptions including the expected price volatility. The expected share price volatility is estimated using historical daily share prices over the expected life of the option. Changes in the assumptions can materially affect the fair value estimate.

6.	Related Party Transactions

Details of the transactions between the Company and other related parties are disclosed below.

Trading transactions

The Company’s Chief Financial Officer renders services to the Company through a company in which he is a partner.

Nature of transactions
Avisar Chartered Accountants	Accounting fees

The Company incurred the following fees and expenses in the normal course of operations in connection with related parties.

	In Thousands
	Three Months Ended	Three Months Ended
	July 31, 2013	July 31, 2012
Accounting fees	$25 $	26

Amounts due to related parties are unsecured, non-interest bearing and due on demand. Accounts payable at July 31, 2013 included $9,000 (April 30, 2012 - $9,000) which were due to a company which the Chief Financial Officer is a partner.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2013 and 2012
In U.S. dollars

Compensation of key management personnel

The remuneration of the directors, chief executive officer, chief financial officer, vice president of investor relations and vice president of exploration (collectively, the key management personnel) during the years ended July 31, 2013 and 2012 was as follows:

		In Thousands
		Three Months Ended	Three Months Ended
	Note	July 31, 2013	July 31, 2012
Salaries and directors’ fees		$99	$100
Stock-based compensation	(i)	33	42
		$132	$142

(i)	Stock-based compensation represents the expense for the three months ended July 31, 2013 and 2012, translated at the foreign exchange rate on the day of the grant.
(ii)	Key management personnel were not paid post-employment benefits, termination benefits, or other long- term benefits during the three months ended July 31, 2013 and 2012.

7.	Contingent Liability

a)

On October 19, 2012, the Company signed an agreement with Crowell & Moring LLP for them to act as legal counsel with respect to the El Salvador arbitration before the ICSID. The Company has agreed to pay a success fee of $2 million if the dispute is resolved on favourable terms for Pacific Rim before the hearing. This will increase to $2.5 million if the resolution occurs after the ICSID hearing. Favourable terms and resolution include:

	i)	El Salvador granting the exploitation concession and needed permits for the El Dorado Project sufficient for the commencement of commercial production;
	ii)	An award of damages and recovery that compensates Pacific Rim for at least its investment in the El Dorado mine project in an amount not less than $50 million;
iii)

A merger or acquisition of Pacific Rim that effectively results in Pacific Rim increasing the market capitalization attributable to the Pacific Rim shareholders by at least $50 million as a result of the dispute being resolved on favorable terms; or

	iv)	An outcome which is substantially the equivalent to one of the foregoing options.

b)

On October 28 2008, the Company sold its 49% interest in the Denton Rawhide mine and its interest in the agreement with the Nevada Resource Recovery Group LLC (“NRRG”) to Kennecott Rawhide Mining Company. Pursuant to the terms of the sale agreement, the Company is responsible for its proportionate share of reclamation and environmental closure costs exceeding $7 million related to the Denton Rawhide mine. The Company has not accrued a provision for its share of any reclamation and environmental closure costs as at July 31, 2013 as the Company believes it is not probable that the reclamation and environmental closure costs will exceed $7 million.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
Three Months Ended July 31, 2013 and 2012
In U.S. dollars

8.	Segmented Information

The Company’s business consists of a single reportable segment being mineral exploration and development. Details on a geographic basis are as follows:

	In Thousands
Total Assets	July 31, 2013	April 30, 2013
Canada	$462	$1,393
USA	106	98
El Salvador	5,519	5,519
Total	$6,087	$7,010

	In Thousands
Equipment	July 31, 2013	April 30, 2013
Canada	$-	$1
USA	16	17
Total	$16	$18

	In Thousands
	Three Months Ended	Three Months Ended
Net Income (Loss)	July 31, 2013	July 31, 2012
Canada	$(235)	$(93)
USA	(182)	(253)
El Salvador	(243)	(208)
Other	-	(4)
Total	$(660)	$(558)